UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October, 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces the Most Secure Wi-Fi and Bluetooth Combo Module with Integrated Cloud Services

AirPrime® BX Series provides AirVantage® cloud services and secure boot in CF3® form factor to enable scalable Wi-Fi/Bluetooth solutions optimized for industrial IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 11, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the BX Series Wi-Fi and Bluetooth combo modules with built-in cloud services and security features. With Wi-Fi and Bluetooth support on a single common flexible form factor (CF3®) module, the BX Series provides OEMs the flexibility to migrate between short-range and cellular technologies, as well as future-proof their product designs.

The BX Series is ideal for industrial IoT applications that need to connect to the cloud, such as equipment monitoring, smart city and healthcare applications, as well as cellular-enabled asset tracking and in-vehicle connectivity.

“A key aim of the BX series of modules is to bring to OEMs compelling features, like FOTA, secure boot and pre-integrated cloud services, to short range wireless technologies,” said Robin Duke-Woolley, CEO of market analyst firm Beecham Research. “These features have already proven valuable to OEMs in the cellular market, keeping IoT devices secure and updated in the field, and are now increasingly needed for all wireless technologies used as part of an IoT solution.”

The BX Series provides best-in-class security, with integrated secure boot and encrypted flash to ensure the module only functions with verified Sierra Wireless software. The modules include pre-loaded security keys to enable authentication and secure connection to AirVantage®. They comply with the latest 802.11i Wi-Fi security standard and support Bluetooth Secure Connections.

“An increasing number of applications require multiple wireless technologies, and many more will migrate to cellular connectivity in the future as Low Power Wide Area networks roll out globally,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “Designed using the CF3 common form factor, the BX Series provides our customers with the easiest integration experience for Wi-Fi and Bluetooth devices and a simple migration path for future products.”

As with many other Sierra Wireless modules, the BX Series’ industrial-grade CF3 form factor allows OEMs to easily swap modules in their devices to support different technologies or add new features. The modules come pre-integrated with Sierra Wireless’ AirVantage cloud-based IoT platform for free unlimited FOTA upgrades to ensure devices are updated with the latest security patches. Optional wireless device management and application enablement services will also be available through AirVantage.

Expanding on Sierra Wireless’ short-range portfolio, including the popular BC127 for high-end audio applications, the BX3100 and BX3105 (with integrated antenna) modules support 802.11 b/g/n, Bluetooth 4.2 classic and BLE. Optimized for the IoT, they feature integrated TCP/IP and Bluetooth stacks, along with a simple UART interface for fast and easy integration. The devices will be globally certified to meet regulatory approvals.

Availability

Samples of the BX3100 and BX3105 modules are available now to select customers for testing and integration. For more information, visit https://www.sierrawireless.com/products-and-solutions/embedded-solutions/wifi-bluetooth-modules/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirPrime” “AirVantage” and “CF3” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 11, 2017